Mail Stop 0407
      							May 10, 2005

Via U.S. Mail and Fax (781) 904-5605
Ms. Karen Walker
Vice President and Chief Financial Officer
Boston Communications Group, Inc.
55 Middlesex Turnpike
Bedford, MA  01730

	RE:	Boston Communications Group, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-28432

Dear Ms. Walker:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



2. Summary of Significant Accounting Policies

	Cash, Cash Equivalents and Short-Term Investments, page 41

1. We note your response to our prior comment 4 and your statement that MARS are auctioned in the open market approximately every 28 to
35 days. Considering that you evaluate your position on these securities with predictable frequency and at known intervals, it appears that your MARS securities are generally used with the objective of generating profits on short-term differences in price.
Please revise or advise.

	Impairment of Long-Lived Assets, page 43

2. We note your response to our prior comment 5. It appears that you have concluded that no impairment condition has occurred that would require testing of long-lived assets for recoverability. Although the timing of the loss of revenues from Verizon and Cingular was unclear as of December 31, 2004, the loss of revenues from these major customers over the next twelve months appeared to be more likely than not and could only be offset by the acquisition of comparable sized customers. Therefore an impairment condition appears to have occurred, which would necessitate a SFAS 144 impairment testing. Your impairment testing should account for estimated future cash flows to test the recoverability of the asset group over its remaining life, including any reasonable cash flows that you expect from Verizon and Cingular during that period. Refer to paragraph 18 of SFAS 144. Please revise or advise.

11. Segment Reporting and Discontinued Operations, page 56

3. We note your response to our prior comment 8. Tell us the goodwill amounts allocated to the Voyager Billing and Prepaid Wireless Segment. Tell us, and disclose, any significant changes in the allocation of goodwill subsequent to the realignment of your reporting units. Finally, tell us why you believe it is appropriate to aggregate your Prepaid Wireless Services component and Prepaid Systems component.


*    *    *    *







      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Ms. Karen Walker
Boston Communications Group Inc.
May 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE